FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                            U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                             4902 N Biltmore Lane
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53718
 BUSINESS PHONE:                       608-458-3311

 MAIL ADDRESS:
 STREET 1:                             P.O. BOX 77007
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53707



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG, Inc.")Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Operaciones de Mexico, S. de R.L. de C.V., Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 2003 through June 30, 2003 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

     1. Type of the security - Inter-company borrowings by Alliant Energy Resources, Inc. from Alliant Energy Corporation

     2.   Issue, renewal or guaranty - New Issues

     3.   Principal amount - See Schedule 1

     4.   Rate of interest - See Schedule 1

     5. Date of issue, renewal or guaranty - From April 1, 2003 through June 30, 2003

     6.   If renewal of security, give date of original issue - Not Applicable

     7.   Date of maturity of each security - on demand.

     8. Name of the person to whom each security was issued, renewed or guarantied: Alliant Energy Corporation

     9.   Collateral given with each security: None

     10.  Consideration received for each security: See Schedule 1

     11.  Application of proceeds of each security: See Schedule 1

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
           a. the provisions contained in the first sentence of 6(b),  :
           b. the provisions contained in the fourth sentence of 6(b),  :
           c. the provisions contained in any rule of the commission other than Rule U-48, : X

     13.  Not Applicable

     14.  Not Applicable

     15.  Exempt from provisions of 6(a) under Rule 52.


                                   ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:   August 5, 2003        By:   /s/ Steven F Price
       ----------------            ---------------------------------------
                                   Steven F Price, Assistant Treasurer







                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

                PERIOD FROM APRIL 1, 2003 THROUGH JUNE 30, 2003

1. During the period from April 1, 2003 through June 30, 2003 , Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:
     Borrowings from Parent

Borrowings from Parent      April               May                   June
--------------------------------------------------------------------------------------
Beginning Balance          $ 232,685,169       $  227,682,621       $   63,228,168
Change                     $  (5,002,548)      $ (164,454,453)      $  (13,214,645)
Ending Balance             $ 227,682,621       $   63,228,168       $   50,013,523


1(a).The weighted average interest rate for the period for all short term debt was as follows:

                April           2.816%
                May             2.357%
                June            1.944%
                Quarter         2.525%

2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                              Beginning           Borrowing/            Ending
Participant                     Month          Balance           (Repayment)           Balance
---------------------------------------------------------------------------------------------------

Alliant Energy                  April           605,041.81         (21,578.54)         626,620.35
Field Services                  May             626,620.35          (3,892.66)         630,513.01
                                June            630,513.01         (23,514.99)         654,028.00

Alliant Energy                  April         6,408,692.83         111,395.75        6,297,297.08
Generation, Inc                 May           6,297,297.08        (137,605.43)       6,434,902.51
                                June          6,434,902.51        (595,819.37)       7,030,721.88

Alliant Energy                  April         8,916,264.83         (29,742.16)       8,946,006.99
Integrated Services Company     May           8,946,006.99        (279,788.87)       9,225,795.86
                                June          9,225,795.86        (240,348.70)       9,466,144.56

Alliant Energy                  April         9,808,484.42         913,367.61        8,895,116.81
Integrated Services Company     May           8,895,116.81        (135,824.59)       9,030,941.40
Energy Management LLC           June          9,030,941.40        (730,035.63)       9,760,977.03

Alliant Energy                  April         4,628,098.86          32,013.38        4,596,085.48
Integrated Services Company     May           4,596,085.48         (86,198.71)       4,682,284.19
Energy Solutions LLC            June          4,682,284.19        (119,750.18)       4,802,034.37

Alliant Energy                  April       494,811,423.72      (3,143,583.68)     497,955,007.40
International, Inc.             May         497,955,007.40     197,264,888.13      300,690,119.27
                                June        300,690,119.27      (3,632,038.74)     304,322,158.01

Alliant Energy                  April        70,543,320.35      (2,484,864.91)      73,028,185.26
Investments, Inc.               May          73,028,185.26        (125,810.91)      73,153,996.17
                                June         73,153,996.17      (3,162,325.38)      76,316,321.55

A E Op De Mexico,               April                34.48              (0.29)              34.77
S De Rl De CV                   May                  34.77          (9,049.23)           9,084.00
                                June              9,084.00             (49.72)           9,133.72

Alliant Energy                  April         8,336,350.87      (4,598,374.30)      12,934,725.17
Synfuel LLC                     May          12,934,725.17         (75,622.84)      13,010,348.01
                                June         13,010,348.01       2,573,355.93       10,436,992.08

Alliant Energy                  April          (396,583.10)         16,694.29         (413,277.39)
Transportation, Inc.            May            (413,277.39)         64,612.62         (477,890.01)
                                June           (477,890.01)        (19,423.35)        (458,466.66)

Capital Square                  April        (4,536,693.33)          1,202.12       (4,537,895.45)
Financial Corp.                 May          (4,537,895.45)         15,038.16       (4,552,933.61)
                                June         (4,552,933.61)      1,348,950.03       (5,901,883.64)

Cedar Rapids &                  April          (590,000.84)       (447,287.03)        (142,713.81)
Iowa City Railway               May            (142,713.81)      1,284,873.87       (1,427,587.68)
                                June         (1,427,587.68)       (239,758.58)      (1,187,829.10)

Energys, Inc.                   April           118,301.32         181,819.48          (63,518.16)
                                May             (63,518.16)         (1,151.69)         (62,366.47)
                                June            (62,366.47)       (193,619.25)         131,252.78

Energy Performance Services     April        18,321,918.07       1,255,826.87       17,066,091.20
                                May          17,066,091.20         362,544.07       16,703,547.13
                                June         16,703,547.13        (167,651.99)      16,871,199.12

EUA Cogenex                     April        71,014,278.01      (1,236,597.15)      72,250,875.16
                                May          72,250,875.16        (920,279.23)      73,171,154.39
                                June         73,171,154.39      (2,890,551.56)      76,061,705.95
                                                                            -
Heartland Energy                April        (4,007,790.75)      4,750,027.85       (8,757,818.60)
Group                           May          (8,757,818.60)     (1,816,673.76)      (6,941,144.84)
                                June         (6,941,144.84)     (8,645,339.05)       1,704,194.21

Heartland                       April        (4,321,410.42)        409,345.61       (4,730,756.03)
Properties, Inc.                May          (4,730,756.03)        (78,175.06)      (4,652,580.97)
                                June         (4,652,580.97)     17,201,046.76      (21,853,627.73)

HES                             April         2,091,389.89          31,978.60        2,059,411.29
                                May           2,059,411.29        (179,700.15)       2,239,111.44
                                June          2,239,111.44         (10,774.76)       2,249,886.20

IEA Delaware                    April        12,953,034.95         384,588.34       12,568,446.61
                                May          12,568,446.61          76,518.14       12,491,928.47
                                June         12,491,928.47         123,846.48       12,368,081.99

IEI Barge                       April        (1,890,659.72)       (137,704.04)      (1,752,955.68)
Services, Inc.                  May          (1,752,955.68)        235,903.80       (1,988,859.48)
                                June         (1,988,859.48)        470,198.03       (2,459,057.51)

Industrial Energy               April        20,523,854.75         191,905.81       20,331,948.94
Applications, Inc.              May          20,331,948.94         (17,594.20)      20,349,543.14
                                June         20,349,543.14         (23,793.81)      20,373,336.95

Iowa Land & Building            April        (6,475,230.04)       (214,768.24)      (6,260,461.80)
Company                         May          (6,260,461.80)        294,590.08       (6,555,051.88)
                                June         (6,555,051.88)        352,595.45       (6,907,647.33)

Prairie Ridge                   April            38,964.36            (241.42)          39,205.78
Business Park, L.P.             May              39,205.78            (269.61)          39,475.39
                                June             39,475.39            (235.42)          39,710.81

RMT, Inc.                       April       (10,525,094.82)        900,765.34      (11,425,860.16)
                                May         (11,425,860.16)        903,579.64      (12,329,439.80)
                                June        (12,329,439.80)          1,323.06      (12,330,762.86)

Transfer                        April           221,181.81         452,881.93         (231,700.12)
Services, Inc.                  May            (231,700.12)         41,923.41         (273,623.53)
                                June           (273,623.53)        (52,096.81)        (221,526.72)

Village Lakeshares,             April         1,191,872.34          76,287.94        1,115,584.40
Inc.                            May           1,115,584.40          48,973.17        1,066,611.23
                                June          1,066,611.23          41,852.70        1,024,758.53

Williams Bulk                   April         4,444,175.48         (10,930.49)       4,455,105.97
Transfer                        May           4,455,105.97          (9,739.65)       4,464,845.62
                                June          4,464,845.62          83,719.59        4,381,126.03


3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

     c.   Alliant Energy Integrated Services Company - Holding Company.

     d. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     e. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     f.   Alliant Energy International,  Inc. formerly "IES International Inc.")
          - Investments in foreign utilities.

     g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     h. Alliant Energy Operaciones de Mexico, S de R L de C. V. - Holding company which exists to operate a utility at a resort development in the state of Sonora.

     i. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

     j. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     k. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     l.   Capital Square Financial Corp. - Financing services.

     m. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     n.   Energys, Inc. - Installation and service of energy systems.

     o.   Energy  Performance  Services,  Inc.  - Provides  resources  to reduce
          energy   consumption  &  related   operating   costs  to   industrial,
          institutional & federal government entities.

     p.   EUA  Cogenex -  Provides  resources  to reduce  energy  consumption  &
          related  operating  costs  to  industrial,   institutional  &  federal
          government entities.

     q. Heartland Energy Group - Natural gas commodity and management services company.

     r. Heartland Properties, Inc. - Real estate management and community development.

     s.   HES - Holding company with an ownership in ReGenCo LLC.

     t. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     u.   IEI Barge Services Inc. - Barge terminal and hauling services.

     v.   Industrial  Energy  Applications,   Inc.  -  Commodities-based  energy
          services.

     w.   Iowa Land & Building Company - Real estate purchasing.

     x.   Prairie Ridge Business Park, LP - Real estate holding company.

     y.   RMT, Inc. - Environmental consulting and engineering.

     z. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     aa.  Village Lakeshares Inc. - Real estate and community development.

     bb. Williams Bulk Transfer - Bulk materials transloading & storage facility